Exhibit 3.1

FIRST AMENDMENT TO THE
SECOND AMENDED AND RESTATED BY-LAWS
OF
 SPECTRUM BRANDS HOLDINGS, INC.
Spectrum Brands Holdings, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby amend the Second Amended and Restated By-laws of the Corporation, as amended, effective July 28, 2015 (the "By-laws"), by:
1.            Inserting the following as Section 6.8 of the By-laws:

"Section 6.8 Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Certificate of Incorporation, these Bylaw (in each case, as the same may be amended from time to time) or any other law applicable to the Corporation, or (D) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware.  If the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the federal district court for the District of Delaware.  Any person who, or entity that, holds, purchases or otherwise acquires an interest in stock of the Corporation (including any "beneficial owner", within the meaning of Section 13(d) of the Exchange Act) shall be deemed (A) to have notice of, and to have consented to and agreed to comply with, the provisions of this Bylaw, and (B) to have consented to the personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in any proceeding brought to enjoin any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in this Bylaw.  If any action the subject matter of which is within the scope of this Bylaw is filed in a court other than as specified above in the name of any stockholder, such stockholder shall be deemed to have consented to (A) the personal jurisdiction of the Court of Chancery of the State of Delaware, another court in the State of Delaware or the federal district court in the District of Delaware, as appropriate, in connection with any action brought in any such court to enforce this Bylaw and (B) having service of process made upon such stockholder in any such action by service upon such stockholder's counsel in the action as agent for such stockholder."
The First Amendment to the By-laws was duly approved by at least a majority of the board of directors of the Corporation in the manner required by the Act, the Corporation's Certificate of Incorporation and the By-laws.